CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee

Buffered Performance Leveraged Upside Securities due 2012	$1,391,000	$42.70

June 2007	Pricing Supplement No. 291 Registration Statement No. 333-131266 Dated June 14, 2007 Filed pursuant to Rule 424(b)(2)

Structured Investments
Opportunities in Equities
Buffered PLUS based on the MSCI EAFE Index® due December 21, 2012 Buffered Performance Leveraged Upside SecuritiesSM

The Buffered PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, only guarantee a 20% return of principal at maturity and have the terms described in the accompanying prospectus supplement for PLUS and the accompanying prospectus, as supplemented or modified by this pricing supplement. At maturity, if the MSCI EAFE Index has appreciated, investors will receive the stated principal amount of their investment plus leveraged upside performance of the MSCI EAFE Index. At maturity if the MSCI EAFE Index has depreciated, (i) if the closing value of the MSCI EAFE Index has not declined below the specified buffer level, the Buffered PLUS will redeem for par or (ii) if the closing value of the MSCI EAFE Index is below the buffer level, the investor will lose 1% for every 1% decline below the specified buffer level, subject to the minimum payment at maturity. The Buffered PLUS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.
F I N A L T E R M S
Issuer:	Morgan Stanley
Maturity date:	December 21, 2012
Underlying index:	MSCI EAFE Index
Aggregate principal amount:	$1,391,000
Payment at maturity:	■ If the final index value is greater than the initial index value:
          $1,000 + ($1,000 x upside leverage factor x index percent increase)
           The payment at maturity is not capped
■    If the final index value is less than or equal to the initial index value but greater than or equal to the downside protection value of 80% of the index value:
          $1,000
■    If the final index value is less than the downside protection value of 80% of the initial index value:
          ($1,000 x the index performance factor) + $200
           This amount will be less than the stated principal amount of $1,000. However, under no circumstances will the Buffered PLUS pay less than $200 per Buffered PLUS at maturity.
Upside leverage factor:	123%
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	2,264.39, which is the closing value of the MSCI EAFE Index as published on the Bloomberg page “MXEA” on the index business day immediately following the pricing date.
Final index value:	The closing value of the MSCI EAFE Index on the index valuation date.
Index valuation date:	December 19, 2012, subject to adjustment for certain market disruption events.
Downside protection value:	1,811.512, which is 80% of the initial index value.
Minimum payment at maturity:	$200 per Buffered PLUS
Index performance factor:	(final index value / initial index value)
Maximum payment at maturity:	The payment at maturity is not capped.
Interest:	None
Stated principal amount:	$1,000 per Buffered PLUS
Issue price:	$1,000 per Buffered PLUS
Pricing date:	June 14, 2007
Original issue date:	June 21, 2007 (5 business days after the pricing date)
CUSIP:	61747YBQ7
Minimum ticketing size:	20 Buffered PLUS
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to public	Agent’s commissions(1)	Proceeds to company
	Per Buffered PLUS	$1,000	$30	$970
	Total	$1,391,000	$41,730	$1,349,270
(1) For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for leveraged index-linked securities.
The Buffered PLUS involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 6.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Amendment No. 1 to Prospectus Supplement for PLUS dated December 21, 2006
Prospectus dated January 25, 2006

Buffered PLUS Based on the Value of the MSCI EAFE Index®

Fact Sheet
The Buffered PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, only guarantee a 20% return of principal at maturity and have the terms described in the accompanying prospectus supplement for PLUS and the accompanying prospectus, as supplemented or modified by this pricing supplement. At maturity, an investor will receive for each stated principal amount of Buffered PLUS that the investor holds, an amount in cash that may be greater than, equal to or less than the stated principal amount based upon the closing value of the MSCI EAFE Index on the index valuation date. Under no circumstances will the payment at maturity be less than $200 per Buffered PLUS. The Buffered PLUS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Expected Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
June 14, 2007	June 21, 2007 (5 business days after the pricing date)	December 21, 2012, subject to postponement due to market disruption events
Key Terms
Issuer:	Morgan Stanley
Underlying index:	MSCI EAFE Index
Underlying index publisher:	Morgan Stanley Capital International Inc. (“MSCI”)
Aggregate principal amount:	$1,391,000
Issue price:	$1,000 per Buffered PLUS.The Buffered PLUS will be issued at $1,000 per Buffered PLUS and the agent’s commissions will be $30 per Buffered PLUS.
Stated principal amount:	$1,000 per Buffered PLUS
Denominations:	$1,000 per Buffered PLUS and integral multiples thereof
Interest:	None
Bull market or bear market PLUS:	Bull market PLUS
Payment at maturity:	■ If the final index value is greater than the initial index value: $1,000 + ($1,000 x upside leverage factor x index percent increase)
■ If the final index value is less than or equal to the initial index value but greater than or equal to the downside protection value of 80% of the index value: $1,000
■	If the final index value is less than the downside protection value of 80% of the initial index value:
     ($1,000 x the index performance factor) + $200
This amount will be less than the stated principal amount of $1,000. However, under no circumstances will the Buffered PLUS pay less than $200 per Buffered PLUS at maturity.
Upside leverage factor:	123%
Downside protection value:	1,811.512, which is 80% of the initial index value
Minimum payment at maturity:	$200
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:

2,264.39, the closing value of the MSCI EAFE Index as posted on the Bloomberg page “MXEA” on the index business day immediately following the pricing date. If there is a market disruption event on such day, then the determination of the initial index value will be postponed to the next succeeding index business day.

Final index value:	The closing value of the MSCI EAFE Index on the index valuation date.
Index valuation date:	December 19, 2012, subject to adjustment for certain market disruption events, as set forth in “Description of PLUS— Payment at Maturity—For issuances of PLUS linked to a single index.”
Index performance factor:	(final index value / initial index value)
Maximum payment at maturity:	None
Postponement of maturity date:

If the scheduled index valuation date is not an index business day or if a market disruption event occurs on that day so that the index valuation date as postponed falls less than two scheduled index business days prior to the scheduled maturity date, the maturity date of the Buffered PLUS will be postponed until the second scheduled index business day following that index valuation date as postponed.

Risk factors:	Please see “Risk Factors” on page 6.

June 2007	Page 2

Buffered PLUS Based on the Value of the MSCI EAFE Index®

General Information
Listing:	The Buffered PLUS will not be listed on any securities exchange.
CUSIP:	61747YBQ7
Minimum ticketing size:	20 Buffered PLUS
Tax considerations:	Although the Issuer believes the Buffered PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the Buffered PLUS.
Assuming this characterization of the Buffered PLUS is respected, the following U.S. federal income tax consequences should result.
■ A U.S. Holder should not be required to recognize taxable income over the term of the Buffered PLUS prior to maturity, other than pursuant to a sale or exchange.
■ Upon sale, exchange or settlement of the Buffered PLUS at maturity, a U.S. Holder should generally recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the Buffered PLUS. Such gain or loss should generally be long-term capital gain or loss if the investor has held the Buffered PLUS for more than one year.

Please read the discussion under “Risk Factors – Structure Specific Risk Factors” in this prcing supplement and the discussion under “United States Federal Taxation” in the prospectus supplement for PLUS concerning the U.S. federal income tax consequences of investing in the Buffered PLUS.

Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Use of proceeds and hedging:

The net proceeds we receive from the sale of the Buffered PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Buffered PLUS through one or more of our subsidiaries. On or prior to the index business day immediately following the pricing date, we, through our subsidiaries or others, have hedged our anticipated exposure in connection with the Buffered PLUS by taking positions in futures and options contracts on the MSCI EAFE Index. Such purchase activity could have increased the value of the MSCI EAFE Index, and therefore the value at which the MSCI EAFE Index must close on the index valuation date before investors would receive at maturity a payment that exceeds the stated principal amount of the Buffered PLUS. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus supplement for PLUS.

ERISA:	See “ERISA” in the accompanying prospectus supplement for PLUS.
Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225-7000).

This offering summary represents a summary of the terms and conditions of the Buffered PLUS. We encourage you to read the accompanying prospectus supplement for PLUS and prospectus for this offering.

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Buffered PLUS Based on the Value of the MSCI EAFE Index®

How Buffered PLUS Work
Payoff Diagram
The payoff diagram below illustrates the payment at maturity on the Buffered PLUS based on the following terms:

Stated principal amount:	$1,000
Hypothetical Upside leverage factor:	123%
Downside protection value:	80% of initial index value
Minimum payment at maturity:	$200

Buffered PLUS Payoff Diagram

■	If the final index value is greater than the initial index value, investors will receive the $1,000 stated principal amount plus the hypothetical upside leverage factor of 123% of the appreciation of the MSCI EAFE Index over the term of the Buffered PLUS.

■	If the final index value is less than or equal to the initial index value but greater than or equal to the downside protection value, investors will receive $1,000.

■	If the final index value is less than the downside protection value, investors will receive an amount that is less than the stated principal amount by an amount that is proportionate to the percentage decrease below the downside protection value. The minimum payment at maturity is $200.

–	For example, if the MSCI EAFE Index depreciates 30%, investors would lose 10% of their principal and receive only $900 at maturity, or 90% of the stated principal amount.

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Buffered PLUS Based on the Value of the MSCI EAFE Index®

Payment at Maturity

At maturity, investors will receive for each $1,000 stated principal amount of Buffered PLUS that they hold an amount in cash based upon the closing value of the MSCI EAFE Index on the index valuation date, as determined as follows:

•	If the final index value is greater than the initial index value, investors will receive for each $1,000 stated principal amount of Buffered PLUS that they hold a payment at maturity equal to:

where,

•	If the final index value is less than or equal to the initial index value, but greater than the downside protection value of 80% of the initial index value, you will receive for each Buffered PLUS that you hold a payment at maturity equal to the $1,000 stated principal amount.

•	If the final index value is less than the downside protection value of 80% of the initial index value, you will receive for each Buffered PLUS that you hold a payment at maturity that is less than the stated principal amount of each Buffered PLUS by an amount proportionate to the decline in value of the MSCI EAFE Index from the initial index value, plus $200, which will be equal to:

where,

Because the index performance factor will be less than 0.8, the payment at maturity will be less than the stated principal amount under this scenario.

Under no circumstances will the payment at maturity be less than $200 per Buffered PLUS.

June 2007	Page 5

Buffered PLUS Based on the Value of the MSCI EAFE Index®

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the securities. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying prospectus supplement and prospectus. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Buffered PLUS.

Structure Specific Risk Factors

■	Buffered PLUS do not pay interest or guarantee a return of 100% of your principal. The terms of the Buffered PLUS differ from those of ordinary debt securities in that the Buffered PLUS do not pay interest, and provide a minimum payment at maturity of only 20% of the stated principal amount of the Buffered PLUS. If the final index value is less than 80% of the initial index value, you will receive for each Buffered PLUS that you hold a payment at maturity that is less than the stated principal amount of each Buffered PLUS by an amount proportionate to the decline in the value of the MSCI EAFE Index, plus $200 per Buffered PLUS.

■	Market price influenced by many unpredictable factors. Several factors will influence the value of the Buffered PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Buffered PLUS in the secondary market, including: the value, volatility and dividend yield of the MSCI EAFE Index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and creditworthiness of the issuer.

■	Not equivalent to investing in the MSCI EAFE Index. Investing in the Buffered PLUS is not equivalent to investing in the MSCI EAFE Index or its component stocks. Investors in the Buffered PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the MSCI EAFE Index.

■	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase Buffered PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the Buffered PLUS, as well as the projected profit included in the cost of hedging the issuer’s obligations under the Buffered PLUS. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

■	The MSCI EAFE Index is subject to currency exchange risk. Because the closing prices of the securities constituting the MSCI EAFE Index are converted into U.S. dollars for purposes of calculating the value of the MSCI EAFE Index, investors in the Buffered PLUS will be exposed to currency exchange rate risk with respect to each of the currencies in which the component securities trade. Exposure to currency changes will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component securities in the MSCI EAFE Index denominated in each such currency. The devaluation of the U.S. dollar against the currencies in which the component securities trade will result in an increase in the value of the MSCI EAFE Index. Conversely, if the U.S. dollar strengthens against such currencies, the value of the MSCI EAFE Index will be adversely affected and may reduce or eliminate any return on your investment. Fluctuations in currency exchange rates can have a continuing impact on the value of the MSCI EAFE Index, and any negative currency impact on the MSCI EAFE Index may significantly decrease the value of the Buffered PLUS.

■	There are risks associated with investments in securities indexed to the value of foreign equity securities. Investments in securities indexed to the value of foreign equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Also, there is

June 2007	Page 6

Buffered PLUS Based on the Value of the MSCI EAFE Index®

generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

■	The U.S. federal income tax consequences of an investment in the Buffered PLUS are uncertain. Please read the discussion under “Fact Sheet – General Information – Tax Considerations” in this pricing supplement and the discussion under “United States Federal Taxation” in the prospectus supplement for PLUS (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the Buffered PLUS. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the Buffered PLUS, the timing and character of income on the Buffered PLUS might differ from the tax treatment described in the Tax Disclosure Sections. For example, under one characterization, U.S. Holders could be required to accrue original issue discount on the Buffered PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the Buffered PLUS as ordinary income. The Issuer does not plan to request a ruling from the IRS regarding the tax treatment of the Buffered PLUS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement and the prospectus supplement for PLUS.

Other Risk Factors

■	Secondary trading may be limited. The Buffered PLUS will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Buffered PLUS. Even if there is a secondary market, it may not provide significant liquidity. Accordingly, you should be willing to hold your Buffered PLUS to maturity.

■	Adjustments to the MSCI EAFE Index could adversely affect the value of the Buffered PLUS. MSCI can add, delete or substitute the stocks underlying the MSCI EAFE Index, and can make other methodological changes that could change the value of the MSCI EAFE Index; or may discontinue or suspend calculation or publication of the MSCI EAFE Index at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index and is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates. Any of these actions could adversely affect the value of the Buffered PLUS.

■	Potential adverse economic interest of the calculation agent. The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Buffered PLUS. MS & Co., the calculation agent, is our subsidiary. As calculation agent, MS & Co., and other affiliates of ours have carried out and will continue to carry out hedging activities related to the Buffered PLUS or trade in the component stocks of the MSCI EAFE Index or other instruments related to the MSCI EAFE Index on a regular basis. Any of these hedging or trading activities on or prior to the index business day immediately following the pricing date could have affected the initial index value and, therefore, could have increased the value at which the MSCI EAFE Index must close before an investor receives a payment at maturity that exceeds the issue price of the Buffered PLUS. Additionally, such hedging or trading activities during the term of the Buffered PLUS, including on the index valuation date, could potentially affect the value of the MSCI EAFE Index on the index valuation date and, accordingly, the amount of cash an investor will receive at maturity.

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Buffered PLUS Based on the Value of the MSCI EAFE Index®

Information about the MSCI EAFE Index

The MSCI EAFE Index. The MSCI EAFE Index is a stock index calculated, published and disseminated daily by MSCI, a majority-owned subsidiary of Morgan Stanley, and is intended to provide performance benchmarks for the developed equity markets in Australia and New Zealand and those in Europe and Asia, which include Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The MSCI EAFE Index is described under the heading “Underlying Indices and Underlying Index Publishers Information—MSCI EAFE Index” in Annex A of the accompanying prospectus supplement for PLUS.

License Agreement between MSCI and Morgan Stanley. “MSCI EAFE Index®” is a trademark of MSCI and has been licensed for use by Morgan Stanley. See “Underlying Indices and Underlying Index Publishers Information—MSCI EAFE Index®—License Agreement between MSCI and Morgan Stanley” in Annex A of the accompanying prospectus supplement for PLUS.

Historical Information

The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the MSCI EAFE Index for each quarter in the period from January 1, 2002 through June 15, 2007. The closing value of the MSCI EAFE Index on June 15, 2007 was 2,264.39. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the MSCI EAFE Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the MSCI EAFE Index on the index valuation date. The payment of dividends on the stocks that constitute the MSCI EAFE Index are not reflected in its level and, therefore, have no effect on the calculation of the payment at maturity.

MSCI EAFE Index	High	Low	Period End
2002
First Quarter	1,179.43	1,060.01	1,155.60
Second Quarter	1,190.24	1,073.77	1,123.01
Third Quarter	1,128.11	881.44	897.05
Fourth Quarter	988.28	857.43	952.65
2003
First Quarter	984.21	823.51	868.55
Second Quarter	1,074.97	876.58	1,025.74
Third Quarter	1,138.13	1,024.11	1,103.39
Fourth Quarter	1,288.77	1,124.33	1,288.77
2004
First Quarter	1,365.62	1,286.25	1,337.07
Second Quarter	1,360.32	1,226.65	1,327.97
Third Quarter	1,328.19	1,258.55	1,318.03
Fourth Quarter	1,515.48	1,329.37	1,515.48
2005
First Quarter	1,568.18	1,462.16	1,503.85
Second Quarter	1,518.07	1,439.66	1,473.72
Third Quarter	1,618.84	1,450.18	1,618.84
Fourth Quarter	1,696.07	1,533.92	1,680.13
2006
First Quarter	1,841.74	1,684.06	1,827.65
Second Quarter	1,980.26	1,681.70	1,822.88
Third Quarter	1,914.88	1,708.45	1,885.26
Fourth Quarter	2,074.48	1,890.59	2,074.48
2007
First Quarter	2,182.60	2,030.00	2,147.51
Second Quarter (through June 15, 2007)	2,285.36	2,152.13	2,264.39

June 2007	Page 8

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the prospectus supplement for PLUS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for PLUS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for PLUS if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Amendment No. 1 to Prospectus Supplement for PLUS dated December 21, 2006

Prospectus dated January 25, 2006

Terms used in this pricing supplement are defined in the prospectus supplement for PLUS or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

June 2007	Page 9